April 30, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation

Form 20-F for the fiscal year ended March 31, 2012

Filed July 25, 2012

File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated March 28, 2013, with respect to the annual report on Form 20-F of KONAMI CORPORATION (the “Company”) for the fiscal year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly. References to “KONAMI” are to the Company and its consolidated subsidiaries.

Form 20-F for the fiscal year ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Item A. Operating Results

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011

Net Revenues, page 75

1.	We note in your response to prior comment 2 that you believe disclosure of the number of total registered members is meaningful to investors. Please clarify why you believe disclosure of the number of total paying registered members and changes thereof would not be meaningful to investors. In this regard, it would appear that trends in paying players who are currently generating your revenues would be relevant information to an investor. Further, to the extent you do disclose data regarding the number of registered users and paying users, please confirm that you will disclose how such amounts are determined.

Response:

In assessing the performance metrics we choose to disclose, one important factor we considered was the fact that our competitors in Japan generally disclose the number of registered members and generally do not disclose the number of paying members. Based on this factor, we concluded that the disclosure of the number of registered members was meaningful to investors and disclosed the number of registered members for certain of our key titles in our Form 20-F for the year ended March 31, 2012. While we agree with the Staff that the disclosure of the number of total paying registered members would be meaningful to investors, before deciding to disclose the number of paying users we intend to further consider whether and to what extent such disclosure may result in a competitive disadvantage for us in Japan in light of the fact that many of our competitors in Japan do not disclose this information. In addition, we intend to assess whether we can provide reliable data for our paying registered members that is suitable for use by our investors.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant

Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

2.	Your response to prior comment 3 indicates that the platform provider establishes the price/exchange rate for the virtual currency; however, you determine how many units of virtual currency are necessary for the purchase of the virtual goods. Please clarify why you do not have the ability to set the price for the virtual goods considering that you determine how many units of virtual currency are necessary for the purchase of the virtual goods.

Response:

We agree with the Staff that we have the ability to set the price for the virtual goods because we determine how many units of virtual currency are necessary for the purchase of our virtual goods. However, which party has the ability to set the price for the virtual goods is only one factor among many that are relevant to the analysis under ASC 605-45-45.

We respectfully advise the Staff that as indicated in our response to the Staff’s comment 3 in the previous comment letter, we have comprehensively analyzed our fact pattern against all the factors provided in ASC 605-45-45, including the contractual relationship with our platform provider, which we believe is unique to the social content business. Based upon our analysis, we have concluded that revenue recognition on a net basis is appropriate.

3.	We note your response to prior comment 4. Please clarify whether your data includes only paying players, (i.e., players who elect to purchase virtual goods), or all players. If it includes all players, tell us why you believe the playing patterns of all players are similar to the playing patterns of paying players. Further, please clarify how your methodology is representative of the average period of time between the date a player first purchases a virtual good and the date the player ceases to play a game. In this regard, we note your statement that you estimate the playing period simply by averaging all available data in order to determine the average playing period. Please clarify the specific data that you use, how you determine when a player has ceased to play a game, and how you calculate the average player life.

Response:

We respectfully advise the Staff that the data that we use to determine the average playing period includes both paying and non-paying players because based on our analysis, the difference in the average playing period for paying and non-paying players is approximately only one-month.

The average playing period is determined through an analysis of our data on a quarterly basis using the model described below.

First, we calculate the playing period for each player of each of our games. We treat the playing period for a particular player as the period of time beginning from the time a player starts playing a game, which we consider to be the date of the player’s first log-in, and ending at the time a player ceases playing the game, which we consider to be the player’s last log-in date. For example, if a player has an initial log-in in January and a last log-in date in February, that player’s playing period would be two months. However, if the player logs in again in April, the player’s playing period will now be considered four months, even though the play did not log in during the month of March. Our model does not take into account the date a player first purchases virtual goods or the date a player last purchases virtual goods because we currently do not track this information in our system. We also do not attempt to provide more complex criteria to determine when a player has ceased playing a game and instead assume that the last log-in date is the date on which a player has ceased to play a game. Since there is a possibility of a player resuming play by logging into the game after a period of inactivity, our model allows us to continuously update our estimate of average playing period for this type of game play pattern. Given the significant number of players, we believe that our model represents an adequate basis for determining the appropriate average playing period. We also believe that the average playing period based on this model, which is estimated to be five to eight months, is reasonable.

Second, we calculate the average player life/average playing period using the following steps:

1.	We aggregate the playing periods (measured in months), which are determined for each player as described above, for all players who have access to our games when a particular game is originally introduced until the measurement date. We calculate average playing period on a quarterly basis.

2.	In calculating the average player life/average playing period, the aggregate number of months representing the aggregate playing periods for all players who have access to our games is divided by the total number of players.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Junichi Motobayashi (Corporate Officer) [fax: +81-3-5412-3300 e-mail address: mj.78495@konami.com].

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director
President
KONAMI CORPORATION